[Crdentia Letterhead]

October 18, 2005

Via Edgarlink and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Karen J. Garnett, Assistant Director
Mr. Geoffrey Ossias, Staff Attorney

Re:	Crdentia Corp.
Schedule 14A
File No. 0-31152
October 6, 2005

Dear Ms. Garnett and Mr. Ossias:

On behalf of Crdentia Corp. (the “Company”), attached please find revised portions of the Company’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), further amending the Company’s Preliminary Proxy Statement on Schedule 14A, originally filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2005 (the “Preliminary Proxy Statement”).

The relevant portions of the Definitive Proxy Statement are being provided in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 17, 2005 (the “Staff Letter”) with respect to the Preliminary Proxy Statement.  The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for your convenience.

Staff Comments and Company Responses:

Proposal No. 1

Payment for Fractional Shares, page 8

1.                                      Please explain how the “fair market value” of your shares will be determined.  To the extent you do not intend to rely exclusively on market price, please explain why.

The Company has amended its disclosure on page 8 of the Definitive Proxy Statement to clarify that, for the purposes of determining the amount of cash to be distributed to holders of fractional shares, the fair market value of the Company’s common stock shall be the closing price of the common stock as reported on the Over-the-Counter Bulletin Board on the effective date of the reverse stock split.

Proposal No. 4, page 31

Implications of the Amendment, page 32

2.                                      We note that you have proposed amending Mr. Durham’s employment agreement so that he will receive a bonus in connection with any sale of the company.  Please explain why Mr. Durham’s employment agreement is being amended in this manner and please disclose whether you are currently negotiating for the sale of your company.

The Company has amended its disclosure on page 31 of the Definitive Proxy Statement to clarify that neither Company management nor the Board of Directors is currently engaged in discussions with any third parties for the acquisition or sale of the Company.  The Company has further amended its disclosure to clarify, however, that Company management and the Board of Directors would seriously consider and evaluate any offer for the sale or acquisition of the Company that they felt was in the best interests of the Company and its stockholders.  In this regard, the Board of Directors believes that the proposed amendment provides proper incentives to Mr. Durham to negotiate the highest possible sales price for the Company, thereby ultimately providing greater value for the Company’s stockholders.

Section 16(a) Beneficial Ownership Reporting Compliance, page 33

3.                                      Please revise this section to make it more readable.

The Company has organized its disclosure on page 33 in a tabular format in an effort to make the information more readable.

The Company respectfully requests the Staff’s assistance in completing its review of the revised portions of the Definitive Proxy Statement as soon as possible.  The Company advises the Staff that its 2005 Annual Meeting of Stockholders is scheduled for November 8, 2005, which therefore requires the Company to distribute the Definitive Proxy Statement to its stockholders as soon as reasonably practicable.

In delivering such request, the Company acknowledges and agrees that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Statement;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Definitive Proxy Statement or this response letter to Kris Hanson of Morrison & Foerster LLP at (858) 720-5147.

Sincerely,

/s/ James J. TerBeest
James J. TerBeest
Chief Financial Officer

cc:	James D. Durham
Steven G. Rowles, Esq.
Kristopher L. Hanson, Esq.

odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. In addition, certain listing standards of exchanges or markets like those operated by Nasdaq or the American Stock Exchange may require that we have a certain minimum number of holders of whole lots.

Our common stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and we are subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect the registration of the common stock under the Exchange Act. If the proposed reverse stock split is implemented (and depending on whether we choose thereafter to list our common stock on another market or exchange), our common stock will continue to be reported on the OTC Bulletin Board under the symbol “CRDE.”

The proposed reverse stock split will not affect the par value of our common stock. As a result, on the effective date of the reverse stock split, the stated capital on our balance sheet attributable to the common stock will be reduced in proportion to the exchange ratio selected by the Board of Directors in the manner described above, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of our common stock will be increased because there will be fewer shares of our common stock outstanding.

Effective Date

The proposed reverse stock split would become effective as of 5:00 p.m., Eastern Time on the date of filing of a Certificate of Amendment to our Amended and Restated Certificate of Incorporation with the office of the Secretary of State of the State of Delaware. Except as explained below with respect to fractional shares, on the effective date, shares of common stock issued and outstanding immediately prior thereto will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of common stock in accordance with reverse stock split ratio determined by the Board of Directors within the limits set forth in this proposal.

Payment for Fractional Shares

No fractional shares of common stock will be issued as a result of the proposed reverse stock split. Instead, stockholders who otherwise would be entitled to receive fractional shares, upon surrender to the exchange agent of such certificates representing such fractional shares, will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the fair market value of our common stock as determined by our Board of Directors on the effective date by (ii) the number of shares of our common stock held by such stockholder that would otherwise have been exchanged for such fractional share interest. For purposes of determining the amount of cash to be distributed to holders of fractional shares, the fair market value of our common stock shall be the closing price as reported on the OTC Bulletin Board on the effective date.

Exchange of Stock Certificates

As soon as practicable after the effective date, stockholders will be notified that the reverse split has been effected. Our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. We refer to such person as the “exchange agent.” Holders of pre-reverse split shares will be asked to surrender to the exchange agent certificates representing pre-reverse split shares in exchange for certificates representing post-reverse split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Stockholders should not destroy any stock certificate and should not submit any certificates until requested to do so.

Accounting Consequences

The par value per share of our common stock would remain unchanged at $0.0001 per share after the reverse stock split. As a result, on the effective date of the reverse split, the stated capital on our balance sheet attributable to the common stock will be reduced proportionally, based on the exchange ratio of the reverse stock split, from its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased

PROPOSAL NO. 4

AMENDMENT TO EMPLOYMENT AGREEMENT WITH JAMES D. DURHAM

General

The Board of Directors has approved a proposal to amend the employment agreement with our Chairman and Chief Executive Officer, James D. Durham, which was originally entered into on August 14, 2002, and amended on January 1, 2004 (collectively, the “Employment Agreement”), to provide for a bonus to be paid upon a sale of the Company.  The Board of Directors has recommended that this proposal be presented to our stockholders for approval.  The amendment is not currently effective, however, as both the amendment to the Employment Agreement and the Board of Directors’ approval of the amendment are contingent on stockholder approval.

You are now being asked to approve the amendment to the Employment Agreement, a copy of which is attached to this Proxy Statement as Appendix C (the “Amendment”).  Stockholder approval of the Amendment is not required by the Company’s Bylaws or otherwise.  However, the Board of Directors is submitting the Amendment to the stockholders for approval as a matter of good corporate governance.  If the stockholders do not give their approval, we will not enter into the Amendment.  Neither management nor the Board of Directors is currently engaged in discussions with any third parties for the acquisition or sale of the Company.  However, in fulfilling their fiduciary obligations, management and the Board of Directors would seriously consider and evaluate any acquisition or sale offer that they felt was in the best interests of the Company and its stockholders.  In the event that the Company were presented with such a proposal, the Board of Directors believes that the Amendment will provide proper incentives to Mr. Durham to negotiate the highest possible sales price for the Company, thereby ultimately providing greater value for our stockholders. As a result, the Board of Directors believes that the Amendment is in the best interests of the Company and its stockholders.

Summary of Employment Agreement

Pursuant to the Employment Agreement, a copy of which is attached to this Proxy Statement as Appendix B, have agreed to pay Mr. Durham a base salary $320,000 for the 2004 calendar year, subject to adjustment each calendar year thereafter by the Board of Directors.  In the event that Mr. Durham becomes subject to an “Involuntary Termination,” we have agreed to pay severance to Mr. Durham in one lump sum within thirty (30) days of the date of such Involuntary Termination in an aggregate amount equal to two times his then-current rate of base salary.  In addition, for a period of twenty-four months, Mr. Durham would also be provided with life, health and disability plan benefits.

As used in the Employment Agreement, the term “Involuntary Termination” means the termination of Mr. Durham’s employment with us involuntarily upon his discharge, dismissal or our failure to renew the Employment Agreement.  In addition, the term “Involuntary Termination” also means his termination, voluntarily or involuntarily, provided such termination occurs in connection with (i) a change in his position with us or any successor which materially reduces his level of responsibility or changes his title from Chairman and Chief Executive Officer, (ii) a reduction in his level of compensation, (iii) a relocation of his principal place of employment by more than forty-five (45) miles without his written consent, (iv) our failure to qualify for trading on the OTC Bulletin Board within ninety (90) days of the date of the Employment Agreement or to continuously be listed for trading on the OTC Bulletin Board or another national securities exchange at all times thereafter, or (v) the commencement of any action, arbitration, audit, hearing, investigation, litigation or suit conducted or heard by or before, or otherwise involving, the SEC, the National Association of Securities Dealers or any other federal or state governmental body which has a material adverse effect on the price at which our securities trade and is not principally attributable to his actions or omissions.

Under the Employment Agreement, if Mr. Durham receives the benefit of any payment or distribution of any type from the Company, any of its affiliates, any person who acquires ownership or effective control of the Company or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Code and the regulations thereunder) or any affiliate of such person, pursuant to the terms of the Employment Agreement or otherwise (the “Total Payments”), that is subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then Mr. Durham will be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Mr. Durham of all taxes imposed upon the Gross-Up Payment, including any Excise Tax, Mr. Durham will retain an amount of the Gross-Up Payment equal to the Excise Tax imposed on the Total Payments.

Summary of Proposed Amendment to Employment Agreement

The text of the proposed Amendment to the Employment Agreement with Mr. Durham is attached to this Proxy Statement as Appendix B.  Under the Amendment, in the event that, during the term of the Employment Agreement, the Company closes a sale transaction which constitutes a “Change in Control” thereunder (such

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely upon the copies of Section 16(a) reports which we received from such persons or written representations from them regarding their transactions in our common stock, we believe that, during the period from January 1, 2004 through December 31, 2004, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were met in a timely manner, with the exception of the inadvertent failure to file notices by the individuals and entities, and for the events, listed in the following table:

Name	Event

Pamela G. Atherton	Grant of option to purchase 433,333 shares of common stock to Ms. Atherton on August 3, 2004, which was reflected in a Form 4 filing made on August 9, 2004.

Joseph M. DeLuca	Grant of an option to purchase 16,666 shares of common stock to Mr. DeLuca on May 27, 2004, which was reflected in a Form 4 filed on June 14, 2004.

Issuance of 427 shares of Series B-1 convertible preferred stock beneficially owned by Mr. DeLuca on September 30, 2004, which was reflected in a Form 4/A filing made on October 12, 2004.

Issuance of 42,700 shares of common stock beneficially owned by Mr. DeLuca on September 30, 2004 in connection with the conversion of 427 shares of Series B-1 convertible preferred stock beneficially owned by Mr. DeLuca, which was reflected in a Form 4 filing made on October 5, 2004, as amended by a Form 4/A filing made on October 12, 2004.

Issuance of 4,270 shares of common stock beneficially owned by Mr. DeLuca on September 30, 2004 as a dividend and distribution on Series B-1 convertible preferred stock beneficially owned by Mr. DeLuca, which was reflected in a Form 4 filing made on October 5, 2004, as amended by a Form 4/A filing made on October 12, 2004.

James D. Durham	Issuance of 854 shares of Series B-1 convertible preferred stock beneficially owned by Mr. Durham on September 30, 2004, which was reflected in a Form 4/A filing made on October 12, 2004.

Issuance of 4,166 shares of Series B-1 convertible preferred stock beneficially owned by Mr. Durham on August 9, 2004, which was reflected in a Form 4 filing made on August 26, 2004.

Grant of an option to purchase 866,666 shares of common stock to Mr. Durham on August 3, 2004, which was reflected on a Form 4 filing made on August 9, 2004.

Nick Liuzza, Jr.	Issuance of 4,751 shares of Series B-1 convertible preferred stock to Mr. Liuzza, Jr. on August 9, 2004, which was reflected in a Form 4 filing made on August 26, 2004.

Nick Liuzza, Sr.	Issuance of 5,002 shares of Series B-1 convertible preferred stock to Mr. Liuzza, Sr. on August 9, 2004, which was reflected in a Form 4 filing made on August 27, 2004.

Robert J. Kenneth	Issuance of 1,589 shares of Series B-1 convertible preferred stock beneficially owned by

Mr. Kenneth on September 30, 2004, which was reflected in a Form 4/A filing made on October 12, 2004.

Grant of an option to purchase 8,333 shares of common stock to Mr. Kenneth on May 27, 2004, which was reflected in a Form 4 filing made on June 24, 2004.

Robert P. Oliver	Grant of an option to purchase 8,333 shares of common stock to Mr. Oliver on May 27, 2004, which was reflected in a Form 4 filed on June 14, 2004.

Issuance of 854 shares of Series B-1 convertible preferred stock beneficially owned by Mr. Oliver on September 30, 2004, which was reflected in a Form 4/A filing made on October 12, 2004.

Issuance of 85,400 shares of common stock beneficially owned by Mr. Oliver on September 30, 2004 in connection with the conversion of 854 shares of Series B-1 convertible preferred stock beneficially owned by Mr. Oliver, which was reflected in a Form 4 filing made on October 6, 2004, as amended by a Form 4/A filing made on October 12, 2004.

Issuance of 8,540 shares of common stock beneficially owned by Mr. Oliver on September 30, 2004 as a dividend and distribution on Series B-1 convertible preferred stock, which was reflected in a Form 4 filing made on October 6, 2004, as amended by a Form 4/A filing made on October 12, 2004.

MedCap Partners L.P.	Issuance of warrants to purchase 62,570 shares of Series C convertible preferred stock to MedCap on October 18, 2004, which was reflected in a Form 4/A filing made on November 1, 2004.

Purchase of 1,417 shares of Series C convertible preferred stock to MedCap on October 25, 2004, which was reflected in a Form 4 filing made on November 1, 2004.

Issuance of warrants to purchase 17,712 shares of Series C convertible preferred stock to MedCap on October 25, 2004, which was reflected in a Form 4 filing made on November 1, 2004.

Purchase of 1,250 shares of Series C convertible preferred stock by MedCap on October 12, 2004, which was reflected in a Form 4 filing made on October 20, 2004.

Purchase of 3,125 shares of Series C convertible preferred stock by MedCap on October 12, 2004, which was reflected in a Form 4 filing made on October 20, 2004.

Issuance of 3,333,333 shares of common stock to MedCap on September 30, 2004 in connection with the conversion of 2,000,000 shares of Series A convertible preferred stock, which was reflected in a Form 4/A filed on October 14, 2004.

Issuance of 833,333 shares of common stock to MedCap on September 30, 2004 in connection with the conversion of 2,500,000 shares of Series B convertible preferred stock, which was reflected in a Form 4/A filed on October 14, 2004.

The purchase of 1,000,000 shares of Series A convertible preferred stock by MedCap on February 4, 2004, which was reflected on a Form 3 filed on May 19, 2004.

C. Fred Toney

Purchase of 1,417 shares of Series C convertible preferred stock beneficially owned by Mr. Toney on October 25, 2004, which was reflected on a Form 4 filed on November 1, 2004. Mr. Toney disclaims beneficial ownership of the shares held by MedCap Partners L.P., except to the extent of his pecuniary interest therein.

Issuance of warrants to purchase 17,712 shares of Series C convertible preferred stock beneficially owned by Mr. Toney on October 25, 2004, which was reflected in a Form 4 filed on November 1, 2004. Mr. Toney disclaims beneficial ownership of the shares held by MedCap Partners L.P., except to the extent of his pecuniary interest therein.

Purchase of 1,250 shares of Series C convertible preferred stock beneficially owned by Mr. Toney on October 12, 2004, which was reflected on a Form 4 filed on October 20, 2004. Mr. Toney disclaims beneficial ownership of the shares held by MedCap Partners L.P., except to the extent of his pecuniary interest therein.

Purchase of 3,125 shares of Series C convertible preferred stock beneficially owned by Mr. Toney on October 12, 2004, which was reflected on a Form 4 filed on October 20, 2004. Mr. Toney disclaims beneficial ownership of the shares held by MedCap Partners L.P., except to the extent of his pecuniary interest therein.

Issuance of 3,333,333 shares of common stock beneficially owned by Mr. Toney on September 30, 2004 in connection with the conversion of 2,000,000 shares of Series A convertible preferred stock beneficially owned by Mr. Toney, which was reflected in a Form 4/A filed on October 14, 2004. Mr. Toney disclaims beneficial ownership of the shares held by MedCap Partners L.P., except to the extent of his pecuniary interest therein.

Issuance of 833,333 shares of common stock beneficially owned by Mr. Toney on September 30, 2004 in connection with the conversion of 2,500,000 shares of Series B convertible preferred stock beneficially owned by Mr. Toney, which was reflected in a Form 4/A filed on October 14, 2004. Mr. Toney disclaims beneficial ownership of the shares held by MedCap Partners L.P., except to the extent of his pecuniary interest therein.

Grant of an option to purchase 8,333 shares of common stock to Mr. Toney on May 27, 2004, which was reflected on a Form 4 filed on June 14, 2004. Mr. Toney disclaims beneficial ownership of the shares held by MedCap Partners L.P., except to the extent of his pecuniary interest therein.

Purchase of 1,000,000 shares of Series A convertible preferred stock beneficially owned by Mr. Toney on February 4, 2004, which was reflected in a Form 4 filed on May 19, 2004. Mr. Toney disclaims beneficial ownership of the shares held by MedCap Partners L.P., except to the extent of his pecuniary interest therein.

Michael Roth

Issuance of 1,250,000 shares of common stock beneficially owned by Michael Roth on September 30, 2004 in connection with the conversion of 750,000 shares of Series A convertible preferred stock beneficially owned by Mr. Roth, which was reflected in a Form 4 filed on October 29, 2004.

Issuance of 93,750 shares of common stock beneficially owned by Mr. Roth on September 30, 2004 as a dividend and distribution on shares of Series A convertible preferred stock beneficially owned by Mr. Roth, which was reflected in a Form 4 filed on October 29, 2004.